

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 6, 2008

VIA U.S. MAIL

David D. Johnson
Chief Financial Officer
Molex Incorporated
2222 Wellington Court
Lisle, Illinois 60532

      Re: Molex Incorporated
              Form 10-K for the year ended June 30, 2008
              Filed August 6, 2008
              File No. 000-07491

Dear Mr. Johnson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Angela Crane
                        Branch Chief